Exhibit (b)(1)

May 10, 2007

Mr. John McGannon

Chief Executive Officer

Mr. Todd Schmidt

Chief Financial Officer

Document Sciences Corporation

5958 Priestly Drive

Carlsbad, CA 92008

It is our pleasure to present the commitment of Silicon Valley (“SVB”) to the following credit facility for Document Sciences Corporation (“Borrower”), subject to the terms and conditions contained herein. This commitment letter is not intended to define all the terms and conditions of the credit facility. Rather, the following is a summary of the basic business points under which the loan will be structured.

The following is a summary of the basic business points for the facility:

BORROWER	DOCUMENT SCIENCES CORPORATION

CREDIT FACILITY

AMOUNT	$6,000,000 Revolving Line of Credit.

SUB-LIMITS	$2,500,000 sub-limit will be available for ancillary SVB products (e.g. issuance of short-term letters of credit, cash management products and foreign exchange contracts).

Extensions of credit under this sub-limit will be fully reserved under the Revolving Line of Credit and restricted to the applicable Borrowing Formula.

BORROWING FORMULA	Borrowing formula equal to the lesser of $6,000,000, or 80%* advance rate against eligible billed accounts receivable.

Ineligible accounts receivable include, but are not limited to, accounts aged over 90 days from invoice date, accounts with over 50% of invoices over 90 days past invoice date and contra accounts. Foreign accounts and any debtor concentration in excess of 25% of total accounts receivable are ineligible unless approved by SVB. FujiXerox shall not be excluded as a foreign account, however must otherwise meet all eligibility criteria.

Federal government receivables are ineligible unless documented under the Assignment of Claims Act.

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*Final advance rates shall be based on the quality of the accounts receivable and attendant dilution. Asset quality is determined by our initial field examination and on-going periodic exams.

MATURITY	Two years from date of executed loan documents.

REPAYMENT	Interest payable monthly, balance at maturity.

PRICING

INTEREST RATE	Prime Rate plus 0.75% so long as Borrower maintains a Liquidity Ratio above 2.00:1.00 as defined below. See Facility Adjustments section for pricing if Liquidity Ratio is below 2:00:1.00.

If at any time the Liquidity Ratio drops below 2:00:1.00, Borrower must maintain and report three consecutive months of a Liquidity Ratio in excess of 2.00:1.00 to return to pricing of Prime plus 0.75%.

SVB’s Prime Rate is currently 8.25%. There will be a floor on SVB’s Prime Rate equal to 7.75%.

LOAN FEE	0.50% ($30,000) of the Credit Facility amount per annum.

EARLY TERMINATION FEE:

2.00% of the Credit Facility if terminated prior to first anniversary, 1.00% thereafter. This fee will not be applicable if the credit facility is transferred to another lending area within SVB Silicon Valley Bank.

REPORTING

REPORTING

1. Consolidated and Consolidating company-prepared interim financial statements (income statement, balance sheet and cash flow statement) and Compliance Certificate no later than 30 days from each month-end.

2.Quarterly 10-Q’s and annual 10-K’s within 5 days of SEC due date.

3. Detailed Accounts Receivable and Accounts Payable agings (aged by invoice date) no later than 15 days from month-end.

4. Transaction Report will be due monthly no later than 15 days from month-end, or with each advance request.

5. Annual Board-approved financial projections (income statement, balance sheet, & cash flow) no later than 30 days after the beginning of each fiscal year, in addition to any interim updates.

FINANCIAL COVENANT	Borrower’s Minimum Tangible Net Worth shall be maintained in excess of negative $10,000,000 (measured on a monthly basis).

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Covenant assumes a repurchase of $7,800,000 of stock. If the tender offer yields a repurchase of less than $7,800,000 of stock, the covenant shall adjust downward by a like amount. By way of example, if the tender offer yields a repurchase of $6,800,000 of stock, the covenant shall be negative $9,000,000. The covenant shall not adjust upward for any repurchase in excess $7,800,000.

Tangible Net Worth shall be defined as the Borrower’s Net Worth, less any Intangible Assets or Capitalized Software plus any debt subordinated to SVB, including accrued subordinated interest. Covenant to adjust upward on a monthly basis for 50% of additional equity/subordinated debt received after May 30, 2007 and on a quarterly basis for 50% of quarterly profits, beginning with the quarter ending 12/31/07.

COLLATERAL	SVB will have a perfected first security interest in all of the Borrower’s assets, including Intellectual Property. There will be an exception for existing and future specific lien filings.

COLLECTIONS:	Borrower’s collections will be processed through a cash collateral account (for receipt of wires) or a lockbox (for receipt of checks) in Borrower’s name controlled by SVB.

Borrower’s collections will flow directly from the cash collateral account and lock-box into the Borrower’s operating account held at SVB.

SUBORDINATION

Any existing debt is to be subordinated using standard SVB documentation. Payments of principal and interest will be allowed as long as Borrower is not in default or if a payment would create an event of default.

DEPOSIT

A Deposit of $10,000 is required by SVB to initiate the due diligence process. This amount is refundable should the transaction not be approved by SVB in the same form as presented herein or on other terms acceptable to Borrower and SVB. Should the transaction be approved, any portion of the Deposit not utilized to pay expenses will be applied to the Loan Fee. If, subsequent to SVB’s approval, Borrower fails to execute final loan documents with SVB, the Deposit will be retained by SVB. If the costs are above the Deposit, the Borrower will be responsible for any additional cost incurred by the bank.

EXPENSES

Borrower will pay all SVB fees, charges, costs and expenses in connection with the Agreement, including, without limitation, audit fees and legal fees of SVB’s inside and/or outside counsel. In addition, Borrower will be responsible for the cost of all banking services in connection with this Credit Facility.

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OTHER CONDITIONS	1. Borrower agrees to maintain at least 85% of its deposits and investments at Silicon Valley Bank or Silicon Valley Bank’s affiliates.

2. All loan payments and monies due will be made via auto-debit from Borrower’s account at SVB.

3. A satisfactory field examination will be conducted the earlier of 60 days from loan closing or prior to the initial Revolving Line of Credit advance, then anticipated to be conducted semi-annually or more frequently if conditions warrant. Audits of Borrower’s books and records will be at Borrower’s expense. Audit expenses will be $750 per day, per person plus out of pocket expenses.

Facility Adjustments upon Borrower’s Liquidity Ratio decreasing below or equal to 2.00:1.00:

LIQUIDITY RATIO DEFINITION:	Defined as the sum of the Borrower’s Unrestricted Cash, Short-Term Investments, and Net Accounts Receivable divided by Current Liabilities minus Deferred Revenue.

PRICING	Prime Rate plus 2.00% (SVB Prime is currently 8.25%).

SVB’s Prime Rate is currently 8.25%. There will be a floor on SVB’s Prime Rate equal to 7.75%.

REPORTING	A Transaction Report will be required the more frequent of weekly or with each loan advance.

COLLECTIONS

All collections will be applied to any loan balances prior to being deposited into Borrower’s operating account. For purposes of interest calculations, collections will be applied one (3) business days after receipt.

UNUSED LINE FEE	0.25%, payable quarterly in arrears.

COLLATERAL HANDLING FEE	$750.00 per month

FIELD EXAMINATIONS	Quarterly.

On behalf of Silicon Valley Bank, we are delighted to make this commitment to Document Sciences Corporation.

Sincerely,

SVB SILICON VALLEY BANK

SENT VIA EMAIL	SENT VIA EMAIL

/s/ Frederick “Buzz” Kreppel
Frederick “Buzz” Kreppel
Senior Relationship Manager

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